September 25, 2009

DIRECT DIAL: 212-451-2333
EMAIL: SWOLOSKY@OLSHANLAW.COM

BY EDGAR, ELECTRONIC MAIL AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Daniel F. Duchovny, Esq.
          Jan Woo, Esq.

Re:	Adaptec, Inc. (“Adaptec”) or “the Company”)
Revised Preliminary Consent Statement on Schedule 14A

Dear Mr. Duchovny:

We acknowledge receipt of the letter of comment dated September 24, 2009 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Steel Partners II, L.P. (“Steel Partners”) and provide the following supplemental response on its behalf.  Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of the Revised Preliminary Consent Statement on Schedule 14A filed on the date hereof (the “Consent Statement”).  Capitalized terms used herein and not separately defined have the meanings given to them in the Consent Statement.  Our responses are numbered to correspond to your comments.

Revised Schedule 14A

General

1.
We note that throughout the filing you disclose the number of Shares that Steel Partners owns beneficially as of the mailing date of the proxy statement.  Please revise the filing to also disclose the number of shares owned by Steel Partners on the record date of the consent solicitation, September 3, 2009.

The Consent Statement has been revised in response to this comment.  See pages 6 and 7 of the Consent Statement.

September 25, 2009

Cover Page

2.
You state that if you are successful in your consent solicitation, you expect that “three directors elected as part of the December 2007 settlement, Jack Howard, John Mutch and John Quicke, will comprise three (3) seats on a seven (7) member Board.”  According to the Form 8-K filed by the Company on September 17, 2009, Mr. Mutch notified the Company that he has determined not to stand for re-election to the Board of Directors at the Company’s 2009 annual meeting of stockholders.  Please revise and explain if you expect to designate another person to serve as your representative on the Board.

We acknowledge your comment.  On a supplemental basis we note that the deadline for submitting consents is November 3, 2009.  According to the Company’s preliminary proxy statement filed on September 24, 2009, the date of the Company’s 2009 annual meeting of stockholders is scheduled for November 10, 2009.  The Bylaws provide that Mr. Mutch shall serve until the next annual meeting of stockholders and until his successor is elected and qualified.  Accordingly, Mr. Mutch will still be a director following the Consent Solicitation.  If the Consent Solicitation is successful, Steel Partners believes that Mr. Mutch would likely reevaluate his situation in light of the altered composition of the Board.

We also note that Mr. Mutch was initially nominated for election to the Board as part of the December 2007 settlement.  His recommendation by Steel Partners, which was ultimately agreed to and supported by the Company, was based solely on his outstanding qualifications, which Steel Partners believed would prove a valuable asset to the Company and all of its stockholders.  Mr. Mutch is not affiliated with Steel Partners.  As a member of the Board his fiduciary duty is to the stockholders - he does not serve as Steel Partners’ representative on the Board.

Further, the Settlement Agreement terminated immediately following the 2007 Annual Meeting, and did not cover Mr. Mutch’s re-nomination to the Board.  Accordingly, the Company was under no obligation with respect to Mr. Mutch at the 2008 Annual Meeting.  His nomination was at the election of the Governance and Nominating Committee and the Board and he was elected to the Board by stockholders.

Letter to Stockholder

3.
Please clarify your statement that the Legacy Directors “have overseen the destruction of significant stockholder value over the years” to note, if true, that the non-Legacy Directors also approved Board actions that may have led to the decline of the Company’s stockholder value during the two years they have served on the Board.

We acknowledge your comment.  The Consent Statement has been revised in response to this comment.  See page 1 of the Letter to Stockholders.  On a supplemental basis, we note that page 9 of the Consent Statement contains the following disclosure:  “Just last year Mr. Sundaresh unequivocally championed the Company’s acquisition of Aristos Logic Corporation (“Aristos”).  Mr. Sundaresh emphatically advised the Board that the Aristos acquisition would breathe new life into the Company’s declining OEM business and allow Adaptec to once again bring ASIC capabilities in-house.  The non-Legacy Directors gave Mr. Sundaresh the benefit of the doubt in approving this transaction based on his diligence and assumptions (emphasis added).”

In addition, from 2002 until the time of the 2007 Settlement, the Legacy Directors, other than Mr. Sundaresh, who was appointed to the Board in 2005, and Mr. Castor, who was appointed to the Board in 2006, oversaw the following:

September 25, 2009

•	In fiscal 2002, the Company recorded an impairment charge of $69.0 million to reduce goodwill related to its acquisition of Distributed Processing Technology Corporation.

•	In fiscal 2005, the Company recorded a goodwill impairment charge of $52.3 million related to its former Channel segment.

•	In fiscal 2006, the Company recorded asset impairment charges of $10.0 million related to certain acquisition-related intangible assets for the Snap Server portion of its systems business.

•
In fiscal 2006, the Company recorded a goodwill impairment charge of $90.6 million related to its DPS segment.  The Company’s DPS segment included, among other products, the i/p Series RAID component business line which was acquired from IBM in fiscal 2005.

•	In fiscal 2007, the Company recorded an impairment charge of $13.2 million on intangible assets related to its decision to retain and operate the Snap Systems portion of its systems business.

•	From January 2, 2002 until December 31, 2007, the price of the Company’s stock price slid from $15.00 per share to $3.28 per share, a decline of approximately 78%.

4.
With a view toward enhanced disclosure, please tell us whether you have proposed that Mr. Sundaresh remain as a director nominee as part of your negotiations with the Company.  Tell us what consideration you gave to disclosing this information regarding the negotiations in the proxy statement, which seeks in part to remove Mr. Sundaresh from the Board.

We acknowledge your comment.  On a supplemental basis we note that as part of settlement negotiations that were for discussion purposes only with each party’s attorneys present and under the confidential, non-admission privileges of Delaware law, Steel Partners and the Company discussed hypothetical scenarios, including whether Mr. Sundaresh would commit to a sale process for the Company’s business operations if, hypothetically, he was included in both Steel Partners’ and the Company’s slates at the 2009 Annual Meeting.  Those discussions were based entirely on assumptions that a settlement would be reached with the Company Board waiving the advance notice provisions and reopening the window for stockholders to nominate directors for election at the 2009 Annual Meeting, which the Company was unwilling to do.  In any event, Steel Partners made it clear that Mr. Sundaresh would not be part of Steel Partners’ slate of directors.

Reasons for our solicitation, page 8

5.
You state on the cover page and on page 8 that, at the August 27, 2009 Board meeting, the Legacy Directors informed the Board of their intention to reduce the size of the Board from nine members to seven members and to not re-nominate two of the three directors elected as part of the December 2007 settlement in the Company’s slate of nominees at the 2009 Annual Meeting.  Please revise to clarify whether these proposals were presented and adopted by the Board at the August 27, 2009 meeting and disclose your disagreement with the Company regarding the events of the meeting as discussed in your response to prior comment 2.

The Consent Statement has been revised in response to this comment to clarify Steel Partners’ director representatives’ recollection of the events at the August 27, 2009 board meeting.  See page 2 of the Letter to Stockholders and page 8 of the Consent Statement.

September 25, 2009

6.
On the cover page and on page 8, you define the Legacy Directors as “members of the Adaptec Board before two representatives of Steel Partners and two other independent directors joined the Board.”  It appears that you are referring to John Mutch and Lawrence Ruisi as the “two other independent directors.”  We note our disclosure on page 7 that John Mutch was one of the three nominees for election at the 2007 Annual Meeting of stockholders negotiated by Steel Partners in the 2007 Settlement Agreement.  It also appears that Mr. Ruisi may be affiliated with Steel Partners according to a proxy statement filed by Rowan Companies, Inc. on March 23, 2009.  Please revise the statements in the filing to accurately reflect the number of representatives on the Company’s Board designated by Steel Partners.

We acknowledge your comment.  On a supplemental basis we note the following:

•
Mr. Mutch was initially nominated for election to the Board as part of the December 2007 settlement.  His recommendation by Steel Partners, which was ultimately agreed to and supported by the Company, was based solely on his outstanding qualifications, which Steel Partners believed would prove a valuable asset to the Company and all of its stockholders.  Mr. Mutch is not affiliated with and is wholly independent of Steel Partners.  As a member of the Board his fiduciary duty is to the stockholders - he does not serve as Steel Partners’ representative on the Board.

Further, the Settlement Agreement terminated immediately following the 2007 Annual Meeting, and did not cover Mr. Mutch’s re-nomination to the Board.  Accordingly, the Company was under no obligation with respect to Mr. Mutch at the 2008 Annual Meeting.  His nomination was at the election of the Governance and Nominating Committee and the Board and he was elected to the Board by stockholders.

•
As disclosed in the Company’s proxy statement filed on September 8, 2008, “our Board of Directors has nominated Lawrence J. Ruisi to fill the director position currently held by D. Scott Mercer…(emphasis added)”  The entire Board approved of Mr. Ruisi’s nomination.  Further, Mr. Ruisi is not serving on the Board as a designee of Steel Partners; he was nominated by the entire Board and elected to the Board by stockholders.  Mr. Ruisi is not affiliated with and is wholly independent of Steel Partners.  As a member of the Board his fiduciary duty is to stockholders - he does not serve as Steel Partners’ representative on the Board.

•
After his election to the Board of Adaptec, and having observed Mr. Ruisi’s outstanding work and qualifications as a member of the Board of Adaptec, Mr. Ruisi was recommended by Steel Partners for election to the Board of Directors of Rowan Companies, Inc. (“Rowan”).  Mr. Ruisi is not affiliated with Steel Partners and Steel Partners did not know Mr. Ruisi prior to his joining the Board of Directors of Adaptec.  As a member of the Board of Directors of Rowan his fiduciary duty was to Rowan’s stockholders - he did not serve on Rowan’s Board of Directors as Steel Partners’ representative.

September 25, 2009

7.
We note your disclosure that the “Company is not obligated to re-nominate the three directors that joined the Adaptec Board pursuant to the December 2007 settlement.”  Please refer to prior comment 4 and clarify that the Settlement Agreement terminated immediately following the 2007 Annual Meeting, except as to specific provisions in the Settlement Agreement.

The Consent Statement has been revised in response to this comment.  See page 9 of the Consent Statement.

8.
We note your response to prior comment 6 regarding the appointment of Joseph Kennedy as Chairman of the Company and your disagreement with the Company whether the Board determined that this Chairman should serve in an executive capacity.  Please revise your filing to note your disagreement with the Company regarding the function of the new Chairman.

The Consent Statement has been revised in response to this comment.  See page 2 of the letter to stockholders and pages 8 and 9 of the Consent Statement.

*     *     *     *     *

We have been fully responsive to the Staff’s comments.  The Staff is invited to contact the undersigned with any questions it may have. Please note the consent process commenced on September 3, 2009 as a result of Steel Partners delivering its written consent to the Company and that Steel Partners has 60 days from September 3, 2009 to obtain the written consent from the holders of a majority of the outstanding shares of the Company that are entitled to vote.  Accordingly, we would appreciate your prompt advice as to whether the Staff has any further comments or Steel can commence its solicitation.  We will of course fill in all blanks when the definitive consent solicitation statement is filed with the Commission.

Very truly yours,

/s/ Steve Wolosky

Steve Wolosky

Enclosure

cc:	Warren Lichtenstein
Jack Howard
John Quicke